Exhibit 99.1

Nam Tai Property Obtains Injunction Against Rogue Former Executives Wang Jiabiao and Zhang Yu

Qianhai Court Orders That Wang and Zhang – Who Were Terminated by the Company’s Recently Reconstituted Board of Directors – are Prohibited From Using Corporate Chops and Business Licenses

SHENZHEN, China—(BUSINESS WIRE)--Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) today announced that the Shenzhen Qianhai Cooperation Zone People’s Court (the “Court”) has granted its subsidiary’s request that Wang Jiabiao and Zhang Yu – who were terminated by the Company’s reconstituted Board of Directors – be prohibited from using the corporate chops and business licenses of Nam Tai Investment (Shenzhen) Co., Ltd. (“Nam Tai Investment”), a wholly owned indirect subsidiary of the Company, during ongoing litigation. Mr. Wang and Ms. Zhang, who are long-standing affiliates of Kaisa Group Holdings Limited (“Kaisa”) and have spent the last seven months purporting to represent Nam Tai Investment, will be restricted from dissipating assets of Nam Tai Investment and entering into new corporate arrangements on behalf of Nam Tai Investment.

Michael Cricenti, Nam Tai’s Chairman, commented:

“We thank the Court for carefully assessing our request and ultimately coming to a decision that protects Nam Tai’s rights and supports local stability. This injunction will restrict Mr. Wang and Ms. Zhang from continuing to prioritize Kaisa Group over the Company, its employees and the communities it is investing in across China. Moreover, it represents a meaningful step toward Nam Tai obtaining on-shore control. We will continue to do whatever is necessary to put Nam Tai on a path to long-term growth and sustained value creation.”

Forward-Looking Statements

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

About Nam Tai Property

Nam Tai Property Inc. is an owner-operator of commercial real estate projects across China. The Company currently maintains two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company’s portfolio and strategic priorities by emailing our investor relations team.

Contacts

For Shareholders:

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

ntp@longacresquare.com